Motorola Mobility Holdings, Inc.

October 28, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Re:	Motorola Mobility Holdings, Inc.

Form 10 Schedule Preview

Dear Mr. Spirgel:

As the registration process is proceeding, we would like to take this opportunity to share with you the tentative schedule we have previewed with the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

As discussed with the Staff, we anticipate filing Amendment No. 3 to the Form 10 on or about November 10-12, 2010 that will include updated the financial statements through the third quarter of 2010.

Subject to the review and comments of the Staff, we would desire to begin the printing process and mailing the Information Statement on or about December 1, 2010. To that end, we are seeking to obtain NYSE listing approval on or about November 29, 2010 and expect to file an amendment to the Form 10 with all of the blanks completed (including the record date, distribution date, distribution ratio and other matters to be determined by the Board of Directors of Motorola, Inc. at a meeting to be held on November 30, 2010) on December 1, 2010, with a request for acceleration for effectiveness on the same day or the day after.

Sincerely,

/s/ Carol H. Forsyte
Carol H. Forsyte
Corporate Vice President
Law, Securities, Motorola, Inc.

cc:	Jonathan Groff, Attorney-Advisor
Paul Fischer, Staff Attorney